Exhibit 12.1

GAMESTOP CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	January 31,	February 2,	February 3,	January 28,	January 29,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Earnings:
Earnings before income taxes	$633,951	$441,056	$254,296	$159,922	$98,911
Fixed charges	135,500	133,026	148,215	65,864	23,565

Adjusted earnings	$769,451	$574,082	$402,511	$225,786	$122,476

Ratio of earnings to fixed charges	5.7	4.3	2.7	3.4	5.2
Fixed Charges:
Interest expense	$49,497	$60,610	$83,722	$30,111	$2,155
Amortization of issue discount	959	943	940	316	—
Interest portion of net rental expense(1)	85,044	71,473	63,553	35,437	21,410

Total fixed charges	$135,500	$133,026	$148,215	$65,864	$23,565

(1)	The interest portion of net rental expense is estimated to be equal to 28% of the minimum rental expense for the period.